The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED	CNPC (HONG KONG) LIMITED

(a joint stock company incorporated in the People’s Republic of China with limited liability)	(a company incorporated in Bermuda with limited liability)

(Stock Code: 857)	(Stock Code: 135)
JOINT ANNOUNCEMENT
COMPLETION
of the acquisition of a 51.89% indirect interest in CNPC (Hong Kong) Limited by PetroChina Company Limited

The boards of directors of PetroChina Company Limited (PetroChina) and CNPC (Hong Kong) Limited (CNPC (HK)) are pleased to announce that completion of the acquisition of a 51.89% indirect interest in CNPC (HK) by PetroChina (the Acquisition) pursuant to the sale and purchase agreement dated 27 August 2008 between PetroChina, China National Petroleum Corporation and China Petroleum Hongkong (Holding) Limited (the Sale and Purchase Agreement) took place on 18 December 2008.
Further to the joint announcement dated 27 August 2008 issued by PetroChina and CNPC (HK) in connection with the proposed Acquisition, the boards of directors of PetroChina and CNPC (HK) are pleased to announce that all the conditions precedent in the Sale and Purchase Agreement have been satisfied and completion of the Acquisition took place on 18 December 2008.
Immediately following completion, PetroChina held a 100% interest in Sun World Limited which directly held 2,513,917,342 shares in CNPC (HK), representing approximately 56.66% of the total issued share capital of CNPC (HK). The percentage of interest of PetroChina in CNPC (HK) has increased from approximately 51.89% as at the date of the Sale and Purchase Agreement to 56.66% as at the date of this announcement due to a series of share repurchases by CNPC (HK) of its 415,570,000 shares since 9 September 2008. PetroChina has consented to such share repurchases.

PetroChina has long been committed to achieving the strategic goals of establishing, standardising, and perfecting its corporate governance practices, and promoting the development of its core oil and gas business. After the Acquisition, PetroChina will become a controlling holding company of CNPC (HK), which is expected to further reduce its potential competition with its controlling shareholder China National Petroleum Corporation.
As the People’s Republic of China’s (the PRC) largest enterprise in the production, transportation and sales of natural gas, PetroChina has long been committed to nurturing and developing the natural gas market in the PRC. After the Acquisition, PetroChina will explore with CNPC (HK) potential opportunities to jointly develop city gas, vehicle fuel gas and other natural gas businesses in end-user markets. By leveraging PetroChina’s advantage in the resources and supply of natural gas and CNPC (HK)’s experience in independent and flexible business management and operation and capital market operation, PetroChina intends to jointly exploit the business opportunities with CNPC (HK) in the huge and rapidly growing natural gas end-user market in the PRC, and to focus on developing upstream and midstream natural gas business for PetroChina and creating an attractive new business growth area in the natural gas end-user market for CNPC (HK), thereby achieving a win-win situation for the two companies.
Any possible co-operation between PetroChina and CNPC (HK) that may be entered into in the future will be subject to compliance by both parties of all applicable laws and regulations. Further announcements will be made by PetroChina and CNPC (HK) as and when appropriate.

By order of the board of PetroChina Company Limited Li Huaiqi Company Secretary	By order of the board of CNPC (Hong Kong) Limited Lau Hak Woon Company Secretary
Hong Kong, 18 December 2008
As at the date of this announcement, the board of directors of PetroChina Company Limited comprises Mr. Jiang Jiemin as the Chairman; Mr. Zhou Jiping (Vice Chairman) and Mr. Liao Yongyuan as executive directors; Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Li Xinhua, Mr. Wang Guoliang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru, Mr. Franco Bernabè, Mr. Li Yongwu and Mr. Cui Junhui as independent non-executive directors.
As at the date of this announcement, the board of directors of CNPC (Hong Kong) Limited comprises Mr. Li Hualin as the Chairman and Mr. Zhang Bowen as the Chief Executive Officer, Mr. Wang Mingcai and Mr. Cheng Cheng as executive directors, Dr Lau Wah Sum, Mr. Li Kwok Sing Aubrey and Dr Liu Xiao Feng as independent non-executive directors.